
October 13, 2022

Farzana Khaleel
Executive Vice President, Chief Financial Officer and Treasurer
CBL & ASSOCIATES PROPERTIES INC
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421-6000

>   **Re: CBL & ASSOCIATES PROPERTIES INC**
>   **Form 10-K for the year ended December 31, 2021**
>   **File No. 001-12494**

Dear Farzana Khaleel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction